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                                                                EXHIBIT 4(e)


                            AMENDMENT NO. 2 TO THE
                         RESPONSE TECHNOLOGIES, INC.
                     1990 NON-QUALIFIED STOCK OPTION PLAN



        This amendment to the 1990 Non-Qualified Stock Option Plan (the "Plan") of Response Technologies, Inc. (the "Corporation") was adopted by the Corporation's Board of Directors on April 10, 1995, subject to approval by the shareholders of the Corporation at the Corporation's annual meeting to be held on May 26, 1995. All capitalized terms used in this amendment shall have the meanings ascribed to such terms in the Plan.

1. Section 2 of the Plan is hereby amended by adding as subsection (d) the definition of "Change in Control" as follows:

        "Change in Control" means any transaction pursuant to which (i) the Corporation merges with another corporation, limited partnership, limited liability company or other business entity and is not the surviving entity; (ii) substantially all of the Corporation's assets are sold to persons or entities not affiliated with the Corporation;
        (iii) shares of Common Stock are issued to or acquired by persons (as defined in Section 13(d)(3) under the Securities Exchange Act of 1934), their Affiliates and associates (as defined in Rule 12b-2 under the Securities Exchange Act of 1934) not affiliated with the Corporation who, immediately after such issuance or acquisition, own Common Stock comprising more than 20% of the number of shares of Common Stock issued and outstanding immediately after such issuance or acquisition; or (iv) any other transaction of a nature similar to the foregoing.

The remaining subsections of Section 2 are renumbered to account for the foregoing addition.

1. Section 3 of the Plan is hereby amended by deleting the number "3,300,000" in the first sentence of section 3 and inserting the number "4,300,000" in its place.

2.      Section 8(g) of the Plan is hereby amended as follows:

        The fourth sentence of Section 8(g) is amended to read as follows: "A dissolution or liquidation of the Corporation will cause each outstanding Option to terminate, except for Options as to which another company assumes or substitutes another Option in a transaction to which
        Section 425(a) of the Code is applicable; provided, however, that, as to any Options which so terminate, each holder will have the right immediately prior to such dissolution or liquidation to exercise his Options in whole or in part without regard to any provisions deferring exercise contained herein."



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3.      New Section 8(j) entitled Accelerated Vesting on Change in Control is hereby added to read as follows:

        Notwithstanding any other provision of this Plan or in any Option Agreement, all Options granted pursuant hereto shall vest and become immediately exercisable as of the time of occurrence of a Change in Control of the Company; provided, however, that if the Change in Control occurs in a transaction that affects the rights of any shareholder of the Corporation (i.e. a merger, share exchange, tender offer or sale of substantially all of the Corporation's assets) each Option holder shall be deemed to have exercised his or her Options immediately prior to the Change in Control with the effect that such Option holder shall be entitled to participate in such transaction. In such event, no consideration payable to shareholders of the Corporation by reason of such transaction shall be delivered to an Option holder unless and until the Option holder shall have paid the full exercise price for the shares of Common Stock with respect to which such exercise relates.